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November 24, 2009

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       Art Dimensions, Inc. (the Company)
Amendment No 4 to Form S-1
Filed October 29, 2009
File Number: 333-153683

Dear Mr. Owings;

This is in response to your November 16, 2009 comment letter to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Amendment No. 4 to Registration Statement on Form S-1

Summary. page 4

1.  Although you indicated in your response to comment 16 in our letter dated September 25, 2009, that you have made the appropriate revisions to your disclosures, we are unable to locate the requested changes on pages 4 and 17 of your amended filing. Accordingly, please revise your disclosure on pages 4 and 17 to clarify that although your business plan is to provide consulting and services, all of your revenues to date have come from the sale of products.

We have made the appropriate revision.

Results of Operations, page 17

2. The fourth paragraph under this heading states that your net lost for the period from inception through December 31, 2008 was $9,980. However, the net loss reflected in your statement of operations for this period was $6,589. Please revise.

We have made the appropriate revision.

3. We note from your response to comment eight in our letter dated September 25, 2009 that you have made the appropriate revisions. However, we do not see where you have provided a discussion of the reasons why your gross profit on sales for the period ended December 31, 2008 is only three point three percent of net sales for that period or why you have no gross profit on net sales for the period ended June 30, 2009. As previously requested, please revise your disclosure to provide reasons for these items.

Mr. H. Christopher Owings
October 29, 2009

We have made the appropriate revisions as indicated.

Financial Position, page 20

4. We note your disclosure in the second to last sentence under the heading Financial Condition that you have no firm commitment for funding after 2010. This statement implies that you may have a firm commitment for funding before 2010, which does not seem consistent with your other disclosures. Since you disclose throughout your filing that the Spyglass loan is your only source of funding other than your operations and that Spyglass is currently under no obligation to lend you any fund, it does not appear that you have a firm commitment for funding either before or after 2010. Please revise your disclosure to make this clear or tell us why you believe a revision is not necessary.

We have made the appropriate clarifications.

Financial Statements, page F-I

General

5. We remind you to continue to update your financial statements and related disclosures prior to effectiveness to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

We have updated the financial information through September 30, 2009.

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The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner